UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 7)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,908,702
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,908,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,908,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,814,632
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,814,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,814,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Zishen Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2
Percentage calculated based on 57,371,805 shares outstanding on an as-converted basis as of August 7, 2013, including the number of shares as set forth in the Issuer’s Form 10-Q dated August 9, 2013 and the number of accrued but unpaid dividends in preferred shares on an as-converted basis as of August 7, 2013.

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits

SCHEDULES
A
B

SIGNATURES

CUSIP No. 98607B106	SC 13D	Page 11

INTRODUCTORY NOTE

The following constitutes Amendment No. 7 (this “Amendment”) to the Schedule 13D filed by the undersigned on June 10, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 26, 2011, Amendment No. 2 to the Schedule 13D filed on September 7, 2011, Amendment No. 3 to the Schedule 13D filed on September 9, 2011, Amendment No. 4 to the Schedule 13D filed on October 16, 2012, Amendment No. 5 to the Schedule 13D filed on December 28, 2012 and Amendment No. 6 to the Schedule 13D filed on May 17, 2013 (as amended, the “Schedule 13D”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following.

This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of September 24, 2013, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that approximately US$276 million will be expended in completing the Merger (as defined below). This amount includes  the aggregate per share merger consideration to be received by stockholders of the Issuer (other than the Rollover Holders (as defined below)) owning an aggregate of 69.1%  outstanding shares of Company Common Stock (the “Publicly Held Shares”).

On September 23, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Full Alliance, Parent and Yongye International Merger Sub Limited, a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares of Common Stock including, without limitation, the Rollover Shares (as defined below)) will be cancelled and cease to exist in exchange for the right to receive US$6.69 in cash

CUSIP No. 98607B106	SC 13D	Page 12

without interest and net of any applicable withholding taxes. The Rollover Shares will be exchanged for ordinary and preferred shares and options to purchase ordinary shares of Full Alliance, which owns 100% of the equity interests of Parent.  Consummation of the Merger is subject to the satisfaction or waiver of various customary conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s stockholders.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to (i) a facility contract, dated as of September 23, 2013 (the “Facility Contract”), by and between Parent and CDB, (ii) an equity commitment letter, dated as of September 23, 2013 (the “Founder Equity Commitment Letter”), by and between Mr. Wu and Parent, (iii) an equity commitment letter, dated as of September 23, 2013 (the “Lead Rich Equity Commitment Letter”), by and among Lead Rich International Limited (“Lead Rich”), Full Alliance and Parent, (iv) a note purchase agreement, dated as of September 23, 2013 (the "Note Purchase Agreement"), by and among Lead Rich, Full Alliance and Mr. Wu (solely with respect to Sections 9.3, 9.12 and 11.13) and (v) an escrow agreement, dated as of September 23, 2013 (the "Escrow Agreement"), by and among MSPEA, Lead Rich and The Hongkong and Shanghai Banking Corporation Limited (the "Escrow Agent").  Pursuant to the terms and subject to the conditions of the Facility Contract, CDB will provide a secured term loan of US$214 million to Parent. The US$99 million loan previously extended by CDB to Parent will be repaid to CDB prior to the draw down under the Facility Contract with the proceeds of the loan itself, which was never withdrawn by Parent from CDB.  Pursuant to the terms and subject to the conditions of the Founder Equity Commitment Letter, Mr. Wu will provide equity financing of US$12 million to Parent. The source of funds for such equity financing will come from Mr. Wu's personal funds. Pursuant to the terms and subject to the conditions of the Lead Rich Equity Commitment Letter, Lead Rich will provide equity financing of US$15 million to Full Alliance ("Lead Rich Equity Financing"), which will be contributed by Full Alliance to Parent. The source of funds for such equity financing will come from the personal funds of the investor of Lead Rich.  Pursuant to the terms and subject to the conditions of the Note Purchase Agreement, Lead Rich will purchase from Full Alliance payment-in-kind secured notes for an aggregate consideration of US$35 million (the "Note Proceeds").  The source of funds for such financing will come from the personal funds of the investor of Lead Rich.  Pursuant to the terms and subject to the conditions of the Escrow Agreement, Lead Rich deposited the aggregate amount of the Lead Rich Equity Financing and the Note Proceeds, being US$50 million in total, with the Escrow Agent on September 23, 2013.  Subject to the satisfaction of the conditions set forth in the Lead Rich Equity Commitment Letter and the Interim Investors Agreement (as defined below), MSPEA and Lead Rich will instruct the Escrow Agent to release the Lead Rich Equity Financing to the payment agent at the closing of the Merger.  Subject to the satisfaction of the conditions set forth in the Note Purchase Agreement and the Interim Investors Agreement (as defined below), MSPEA and Lead Rich will instruct the Escrow Agent to release the Note Proceeds to the paying agent at the closing of the Merger.  In connection with the execution of the Merger Agreement, Mr. Wu and MSPEA executed and delivered to the Issuer a limited guarantee, dated as of September 23, 2013, pursuant to which Mr. Wu and MSPEA guaranteed certain payment obligations of Full Alliance, Parent and Merger Sub under the Merger Agreement (the "Limited Guarantee"). The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Contract, the Founder Equity Commitment Letter, the Lead Rich Equity Commitment Letter, the Note Purchase Agreement and the Limited Guarantee, copies of which have been filed as Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8 respectively, and are incorporated herein by reference in their entirety.

In connection with the Merger, Mr. Wu, Prosper Sino Development Limited, which holds 2,030,000 Common Shares for the benefit of certain family members of members of the Company's management, MSPEA, Full Alliance (the "Rollover Holders") and Parent entered into a Contribution Agreement, dated September 23, 2013 (the “Contribution Agreement”), pursuant to which the Rollover Holders agreed, subject to certain conditions, to contribute to Parent an aggregate of 12,370,747 shares of Common Stock (“Common Shares”) and 6,505,113 shares of Series A Convertible Preferred Stock (“Preferred Shares”) (collectively, the “Rollover Shares”)  in connection with the closing of the Merger, and Full Alliance will issue 555,000 ordinary shares, 8,633,156 preferred shares, and options to purchase 2,030,000 ordinary shares, in each case, of Full Alliance, to the Rollover Holders.

Immediately prior to the contribution of Rollover Shares to Parent by the Rollover Holders, Full Alliance shall contribute Common Stock it owns to Parent as capital contribution.  This summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, which is attached hereto as Exhibit 99.9 and incorporated by reference in its entirety into this Item 3.

CUSIP No. 98607B106	SC 13D	Page 13

Item 4.  Purpose of the Transaction.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the NASDAQ and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

In connection with the Merger, the Rollover Holders, Parent and the Issuer entered into a Voting Agreement, dated September 23, 2013 (the “Voting Agreement”).  Pursuant to the Voting Agreement, each Rollover Holder agreed to, among other things, vote or cause to be voted  its shares of the Common Stock of the Issuer and shares of the Series A Preferred Stock of the Issuer (the “Preferred Shares”), as applicable, in favor of the approval of the Transactions and against, among other matters, any competing acquisition proposal, at any meeting of the Issuer’s stockholders.  Also pursuant to the Voting Agreement, each Rollover Holder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Common Shares or Preferred Shares, as applicable, pursuant to the second sentence of this paragraph.  Each Rollover Holder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Common Shares or Preferred Shares it holds, except in accordance with  the Merger Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.10 and incorporated by reference in its entirety into this Item 4.

In connection with the Merger, Mr. Wu, Ms. Xingmei Zhong, Full Alliance, MSPEA and Lead Rich (collectively, the "Investors") entered into an interim investors agreement (the "Interim Investors Agreement"), a copy of which is attached hereto as Exhibit 99.11. Pursuant to the Interim Investors Agreement, absent the written consent of every other Investor and subject to Mr. Wu’s fiduciary duties to the Issuer:  (i) Full Alliance shall not, and shall cause each of Parent and Merger Sub not to,  and each of Mr. Wu and Ms. Zhong shall cause Full Alliance not to, present to the Issuer or any subsidiary of the Issuer any written request that the Issuer or such subsidiary of the Issuer take or omit to take any action, which action or omission (a “Prohibited Action or Omission”) shall or shall reasonably be expected to (x) cause the Issuer to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement or (y) constitute, either alone or in combination with any other circumstance, a material adverse effect; and (ii) no Investor shall consent to any Prohibited Action or Omission in writing. The Interim Investors Agreement also provides that subject to certain exceptions, all actions of Full Alliance, Parent and Merger Sub relating to the Merger Agreement shall require the approval of each of the Investors.  This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is incorporated by reference in its entirety into this Item 4.

Abax Global Capital (Hong Kong) Limited (“Abax HK”) and its affiliates are not participating in the transactions contemplated by the Merger Agreement. Accordingly, the Consortium Agreement previously entered into among Abax HK, Mr. Wu, Full Alliance and MSPEA was terminated on September 23, 2013.  A copy of the Consortium Termination Agreement has been filed as Exhibit 99.11 and is incorporated by reference in its entirety into this Item 4.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

CUSIP No. 98607B106	SC 13D	Page 14

The descriptions in Item 3 and Item 4 herein of the Merger Agreement, the Facility Contract, the Founder Equity Commitment Letter, the Lead Rich Equity Commitment Letter, the Note Purchase Agreement, the Limited Guarantee, the Contribution Agreement, the Voting Agreement, the Interim Investors Agreement ,the Consortium Termination Agreement and the Escrow Agreement are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 24, 2013
Exhibit 99.2	Agreement and Plan of Merger by and among Full Alliance, Parent, Merger Sub and the Issuer, dated September 23, 2013.
Exhibit 99.3	Facility Contract by and between CDB and Parent, dated September 23, 2013.
Exhibit 99.4	Equity Commitment Letter issued by Mr. Wu and Parent, dated September 23, 2013.
Exhibit 99.5	Equity Commitment Letter by and among Lead Rich, Full Alliance and Parent, dated September 23, 2013.
Exhibit 99.6	Note Purchase Agreement by and among Lead Rich, Mr. Wu and Full Alliance, dated September 23, 2013.
Exhibit 99.7	Limited Guarantee by and between Mr. Wu, MSPEA and the Issuer, dated September 23, 2013.
Exhibit 99.8	Contribution Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.
Exhibit 99.9	Voting Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.
Exhibit 99.10	Interim Investors Agreement by and among Mr. Wu, Ms. Xingmei Zhong, Full Alliance, MSPEA and Lead Rich dated September 23, 2013.
Exhibit 99.11	Consortium Termination Agreement by and among Mr. Wu, MSPEA, Full Alliance and Abax HK, dated September 23, 2013.
Exhibit 99.12	Escrow Agreement by and among MSPEA, Lead Rich and the Escrow Agent.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship

*James P. Gorman	Chairman of the Board and Chief Executive Officer, Morgan Stanley	Australia and United States

*Erskine B. Bowles	Director	United States

*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States

*Robert H. Herz	President, Robert H. Herz LLC	United States

*C. Robert Kidder	Director	United States

*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany

*Donald T. Nicolaisen	Director	United States

*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States

*James W. Owens	Director	United States

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States

*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan

*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States

*Rayford Wilkins, Jr.	Director	United States

Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States

Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States

Keishi Hotsuki	Chief Risk Officer	Japan

Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland

Ruth Porat	Executive Vice President and Chief Financial Officer	United States

James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States
* Director

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President 1633 Broadway, New York, NY 10019 United States
Louis A. Palladino, Jr.	Vice President 1633 Broadway, New York, NY 10019 United States
Walter E. Rein	Vice President 440 South LaSalle St. One Financial Plaza Chicago, Il 60605 United States
Noel C. Langlois	Vice President 100 Front Street, West Conshohocken, PA 19428, United States
Arthur J. Lev	Director and Vice President 522 Fifth Avenue, New York, NY 10036, United States
*Christina Huffman	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States
Jason Koenig	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States
Scott William Moss	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States
Ella D. Cohen	Vice President 522 Fifth Avenue, New York, NY 10036, United States
Craig Krasinski	Vice President 100 Front Street, West Conshohocken, PA 19428, United States
Matthew Paul Martin	Vice President 522 Fifth Avenue, New York, NY 10036, United States
Sheri Lynn Schreck	Vice President 522 Fifth Avenue, New York, NY 10036, United States
Robert Serafin	Vice President 201 Plaza Two, Jersey City, NY 07311, United States
Anita Rios	Treasurer 750 Seventh Avenue, New York, NY 10019, United States

* Dual citizenship – American and British

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West, Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Assistant Treasurer and Vice President	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036
Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

*Edwin van Keulen	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Michael A. Henry	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020
Samantha Jennifer Cooper	Vice President	1585 Broadway New York, New York 10036
Scott William Moss	Vice President and Assistant Secretary	1221 Avenue of the Americas New York, New York 10020
Christopher H. Norris	Vice President	1585 Broadway New York, New York 10036
Karen A. Cassidy	Treasurer	750 Seventh Avenue New York 10019
**Brian Barrett	Vice President	1585 Broadway New York, New York 10036
* Citizenship – Dutch
** Dual citizenship – American and Irish

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The managing member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

EXECUTIVE OFFICERS  OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE
EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036

Karen A. Cassidy	Treasurer	750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10019

Christopher H. Norris	Vice President	1585 Broadway New York, New York 10036

*Citizenship – Dutch

EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan K. Jones	Director	1585 Broadway New York, New York 10036

Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036
Choi Sung Min	Director	HungKuk Life Insurance Building 226 Shinmun-ro 1-Ga, Chongro-Ku Seoul 110-061, Republic of Korea

Karen A. Cassidy	Treasurer	750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10036

*Citizenship – Dutch

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Issuer’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.  Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 24, 2013.

MORGAN STANLEY

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated September 24, 2013
Exhibit 99.2	Agreement and Plan of Merger by and among Full Alliance, Parent, Merger Sub and the Issuer, dated September 23, 2013.
Exhibit 99.3	Facility Contract by and between CDB and Parent, dated September 23, 2013.
Exhibit 99.4	Equity Commitment Letter issued by Mr. Wu and Parent, dated September 23, 2013.
Exhibit 99.5	Equity Commitment Letter by and among Lead Rich, Full Alliance and Parent, dated September 23, 2013.
Exhibit 99.6	Note Purchase Agreement by and among Lead Rich, Mr. Wu and Full Alliance, dated September 23, 2013.
Exhibit 99.7	Limited Guarantee by and between Mr. Wu, MSPEA and the Issuer, dated September 23, 2013.
Exhibit 99.8	Contribution Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.
Exhibit 99.9	Voting Agreement by and among the Rollover Holders and Parent, dated September 23, 2013.
Exhibit 99.10	Interim Investors Agreement by and among Mr. Wu, Ms. Xingmei Zhong, Full Alliance, MSPEA and Lead Rich dated September 23, 2013.
Exhibit 99.11	Consortium Termination Agreement by and among Mr. Wu, MSPEA, Full Alliance and Abax HK, dated September 23, 2013.
Exhibit 99.12	Escrow Agreement by and among MSPEA, Lead Rich and the Escrow Agent.